# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Emmaus Life Sciences, Inc., CIK 0000822370
CUSIP: 29137T101
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 21250 HAWTHORNE BOULEVARD, SUITE 800, Torrance, California (CA), 90503
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-23-098312
Filed by CIK 0001949484

## Reporting persons
- Seah H. Lim, M.D., Ph.D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,147,426; shared voting power 0; sole dispositive power 4,147,426; shared dispositive power 0; aggregate amount beneficially owned 4,147,426 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Emmaus Life Sciences, Inc.
Address of issuer's principal executive offices: 21250 Hawthorne Boulevard, Suite 800 Torrance, California 90503

## Item 2. Person Filing
Name of person filing: Seah H. Lim, M.D., Ph.D.
Address of principal business office or, if none, residence:
21250 Hawthorne Boulevard, Suite 800
Torrance, California 90503
Citizenship: A U.S. citizen and resident of New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,147,426.00
Percent of class: 6.5
Sole power to vote or to direct the vote: 4,147,426.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 4,147,426
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Seah H. Lim, M.D., Ph.D.: /s/ Seah H. Lim, Seah H. Lim, M.D., Ph.D. (02/04/2025)